SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  BRUSH CREEK MINING AND DEVELOPMENT CO., INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   117418 400
                                 (CUSIP Number)

                            Louis A. Brilleman, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP NO. 117418 400                  13D                      Page 2 of 7 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ariel Holdings LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                            WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                   [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware

                           7.       SOLE VOTING POWER
                                            2,950,000

                           8.       SHARED VOTING POWER
                                            -0-

                           9.       SOLE DISPOSITIVE POWER
                                            2,950,000

                           10.      SHARED DISPOSITIVE POWER
                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,950,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            8.1%

14.      TYPE OF REPORTING PERSON*
                                            OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                               Page 3 of 7 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, no par value (the "Common Stock"), of Brush Creek Mining and Development Co., Inc., a Nevada corporation ("Company"). The address of the principal executive office of the Company is 970 East Main Street, Suite 200, Grass Valley, California 95945.

Item 2.  Identity and Background

         (a)  This statement is filed on behalf of Ariel Holdings LLC
("Ariel").

         (b) The business address for Ariel is 5151 Collins Avenue, Miami Beach, Florida 33140.

         (c) Ariel's business consists of real estate and stock investments.

         (d)  N/A

         (e)  N/A

Item 3.  Source and Amount of Funds or other Consideration

         Funds used by the Reporting Persons were generated by internal working capital.

Item 4.  Purpose of Transaction

         Ariel has no plans referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) On August 29, 1997, Ariel completed the purchase of an aggregate of 1,350,000 shares of Common Stock at $.10 per share under a private placement. Based upon information supplied by the Company, as of September 3, 1997, the Company had outstanding 36,664,467 shares of Common Stock. As a result of this transaction, Ariel is the beneficial owner of 2,950,000 shares, or 8.1% of the total outstanding.

         (b) Except as disclosed under item 6, Ariel has the sole power to vote and dispose of the Common Stock.

                                                               Page 4 of 7 Pages

         (c) In addition to the purchase described in (a) hereof, during the past 60 days, Ariel purchased the following shares of Common Stock on the dates and at the prices indicated:

  ============================================================
           Date        Number of Shares           Price
  ------------------------------------------------------------
        8/25/97                   5,000            $.38
  ------------------------------------------------------------
        8/29/97                   5,000            $.39
  ------------------------------------------------------------
         9/3/97                  10,000            $.38
  ------------------------------------------------------------
         9/3/97                   3,000            $.39
  ============================================================


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         On July 2, 1997, Robert Danial, a principal of Ariel, has agreed to vote shares of Common Stock owned by him or his affiliates in favor of the positions espoused by the Company's current Board of Directors.


Item 7.  Material to be Filed as Exhibits

                  1.       Voting Agreement respecting the Common Stock.

                                                               Page 5 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 9, 1997


ARIEL HOLDINGS LLC


By: /s/
    Robert Danial